

August 19, 2014

<u>Via E-mail</u>
Robert D. Shallish, Jr.
Executive Vice President-Finance and Chief Financial Officer
CONMED Corporation
525 French Road
Utica, NY 13502

> **Re: CONMED Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **Form 8-K dated July 22, 2014**
> **Filed July 23, 2014**
> **File No. 000-16093**

Dear Mr. Shallish:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21</u>

<u>Restructuring, page 29</u>

1.   You disclose that you have incurred costs for restructuring plans related to both manufacturing and administrative functions. Tell us how your disclosures about these plans consider the guidance from the question under SAB Topic 5-P.4. Under that guidance, the expected effects on future earnings and cash flows resulting from an exit plan (for example, reduced depreciation, reduced employee expense, etc.) should be quantified and disclosed, along with the initial period in which those effects are expected

to be realized. This includes whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. This discussion should identify the income statement line items to be impacted and, in later periods, address whether anticipated savings were achieved.

Form 8-K dated July 22, 2014

Exhibit 99.1

2.   We refer to your letter to the Staff dated July 22, 2013 and your response to comment 5 from that letter. We see that your disclosure on page 1 of the earnings release dated July 23, 2014 refers to a measure titled "GAAP EBIDTA margin." We further see on page 10 to the release that you label a measure of EBITDA as "EBITDA (using GAAP measures)." Under Item 10(e) of Regulation S-K, EBITDA is a non-GAAP measure. Accordingly, please revise future earnings releases to remove any implication that EBITDA and margins determined using EBITDA are other than non-GAAP measures.

3.   We see in the first sentence of the second paragraph of the earnings release you highlight growth in measures of adjusted earnings per share and adjusted EBITDA margin. We also see in the last two bullet points under the second quarter and six months 2014 financial highlights you highlight growth in "Adjusted EBITDA margin" and "GAAP EBITDA margin," all of which appear to be non-GAAP measures under Item 10(e) of Regulation S-K. Please tell us how the referenced disclosures consider the guidance from Item 10(e)(1)(i)(A) of Regulation S-K. Under the cited guidance, when you present a non-GAAP measure, you must also present, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Senior Accountant, at (202) 551-3662 or Gary Todd, Accounting Reviewer, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief